March 18, 2009

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited Form 20-F for the Fiscal Year Ended December 31, 2007 Filed June 30, 2008 File No. 0-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the "Company"), set forth below is the Company's response to the comment of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced Form 20-F of the Company (the "2007 Form 20-F") set forth in your letter dated February 19, 2009 (the "Comment Letter").  For the convenience of the Staff, the Staff's comment in the Comment Letter is reprinted below in italics and followed by the Company's response.

Form 20-F for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

Item 15.  Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 95

1.
We note your response to our prior comment 1 to the Staff's letter dated December 15, 2008 where you indicate that UIM existed prior to December 15, 2003 and the business and operational arrangements between UIM and Grand Virtual were such that Grand Virtual would have considered UIM to be a VIE pursuant to FIN 46.  Your response letter dated September 5, 2006 (comment 5) indicates that on March 31, 2004, the Company, through its subsidiary CESL, purchased Grand Virtual from its founding shareholders and on the same date UIM was sold to an unrelated third party.  You further state that on April 1, 2004, CESL entered into a 10-year software and licensing agreement with UIM.  While UIM may have been in existence prior to December 15, 2003, it appears that the VIE relationship between

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

the Company and UIM was established on April 1, 2004.  In addition, you refer to April 1, 2004 as "the initial determination date" in your response letter.  Therefore, it is not clear why you are looking to the pre-existing VIE relationship between Grand Virtual and UIM to meet the scope exception of FAQ 1.  Please explain further why you believe the Company's Agreement with UIM qualifies for a scope exception.

Response:

We refer to our discussions with the Staff on March 11, 2009 regarding the Staff's comment reproduced above. Further to those discussions, we confirm that the Company intends to include UIM in its assessment of internal control over financial reporting as of December 31, 2008 and disclose the results of such assessment in management's report on internal control over financial reporting in the Company's Form 20-F for the fiscal year ended December 31, 2008.

Also, consistent with the guidance provided by the Staff on March 11, 2009, the Company understands that the Staff will not require the Company to amend its 2007 Form 20-F to address the comments in the Staff's comment letters dated December 8 and December 19, 2008. Consequently, the Company does not intend to file such an amendment.

*   *   *   *

In consideration with its response to the Staff's comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

If you have any questions regarding the response to the Staff's comment, or require additional information, please contact the undersigned at 011-852-3166-9898 or Alec P. Tracy in Skadden Arps' Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps' Washington, D.C. office at (202) 371-7000 and ask to be transferred.

Sincerely,

/s/ Arthur Wang
Arthur Wang
Chief Executive Officer

cc:	Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited